PATHEON INC.

4721 Emperor Boulevard, Suite 200

Durham, NC 27703

May 6, 2011

VIA EDGAR SUBMISSION

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Patheon Inc.

Form 10-12G

Amendment filed April 13, 2011

File No. 000-54283

Dear Mr. Riedler,

Patheon Inc. (the “Company”) hereby submits its responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 25, 2011 regarding the above-referenced Amended Registration Statement on Form 10 filed with the Commission on April 13, 2011 (“Amendment No. 1”). The responses below are keyed to the numbering of the comments and the headings used in the Staff’s April 25, 2011 letter.

Income taxes, Page F-34

1.	You added the following disclosure on page F-51 as a result of comment 27: “Permanent foreign differences reconciling expected income tax expense (recovery) using statutory tax rates to the provision for income taxes were primarily employee costs, salary and benefits that are not deductible in Italy and France for regional income tax expense, offset by the recognition of research and development tax credits in the United Kingdom.” Tell us why these two items are not disaggregated in the rate reconciliation under both Canadian and US GAAP and Rule 4-08(h) of Regulation S-X.

COMPANY RESPONSE:

The Company respectfully advises the Staff that, as disclosed in the rate reconciliation on page F-35 of Amendment No. 1, the impact on income tax expense (recovery) from the foreign reconciling items in fiscal 2010, 2009 and 2008 was $2.5 million, $2.5 million and $(2.1) million, respectively. For the Staff’s information, in fiscal 2010, the tax effect of costs, salary and benefits not deductible in foreign jurisdictions was approximately $3.2 million, which was offset by approximately $0.4 million of investment tax credits for foreign entities and $0.3 million of other foreign permanent adjustments. Accordingly, the Company did not disaggregate the items described on page F-51 of Amendment No. 1 because it determined that presenting such disaggregated information would be immaterial to a reader’s understanding of the Company’s consolidated financial statements. The Company confirms that the Company’s future filings containing financial statements will disaggregate material items in the rate reconciliation in accordance with Canadian and U.S. GAAP and Rule 4-08(h) of Regulation S-X.

Securities and Exchange Commission

May 6, 2011

2.	Tell us why using combined corporate tax rates rather than a single statutory rate as a starting point in the rate reconciliation complies with Canadian and US GAAP.

COMPANY RESPONSE:

The Company respectfully advises the Staff that, consistent with the requirements of Canadian and U.S. GAAP, the starting point in the rate reconciliation was the single statutory rate applicable to the Company. The reference in Note 15 to “the combined corporate tax rates” refers to the combined Canadian federal and provincial rates, which together constitute the single statutory rate for purposes of both Canadian and U.S. GAAP. In future filings, the Company will clarify that the starting point in the rate reconciliation is a single statutory rate.

Note 21. Additional Disclosures Required under U.S. Generally Accepted Accounting Principles

Income taxes, page F-51

3.	Quantify each US GAAP reconciling item (c) and (e) separately on the cost of sales and income tax line in the 2010 statement of operations on page F-42.

COMPANY RESPONSE:

The Company respectfully advises that Staff that the amount of deferred transaction costs presented in reconciling item (e) for fiscal 2010 is consistent with fiscal 2009 and 2008 (which present reconciling item (e) in isolation) and represents an approximately a $0.2 million reduction in cost of sales and a minimal decrease in the benefit from income taxes. The Company does not believe that isolating the effects of reconciling item (e) for fiscal 2010 would be material to a reader’s understanding of the financial statements because the amount of deferred transaction costs is immaterial and did not fluctuate significantly from the prior periods presented. Accordingly, the Company has not separately quantified this amount for the fiscal 2010 reconciliation. Reconciling item (c) represents the balance of the aggregated reconciling items and is approximately $10.8 million in higher costs of sales and a higher benefit from income taxes from the re-classification of investment tax credits. The Company respectfully advises the Staff that, in future filings, it will separately quantify any material items in the reconciliation.

* * * * *

As requested in the Staff’s April 25, 2011 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Company can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 226-3200.

Securities and Exchange Commission

May 6, 2011

Sincerely,

/s/ Eric W. Evans

Eric W. Evans

Chief Financial Officer